May 15, 2007
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

Re:	Clear Channel Outdoor Holdings, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2006, filed March 1, 2007 File No. 1-32663
Dear Mr. Spirgel:
     This letter is in response to the Staff’s comments to the Company by its letter dated May 3, 2007 relating to the above-referenced
Form 10-K. Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Gain on the Disposition of Assets — Net, page 36
1.	Provide us with more details of the assets exchange, including your analysis of APB 29 as amended by SFAS 153. Tell us why you did not provide the disclosures required by paragraph 28 of APB 29. Also tell us how you evaluated the exchange under paragraphs 41-44 of SFAS 144.

The Company exchanged its outdoor operations in Chattanooga, Tennessee, for the outdoor operations of a third party in Minneapolis, Minnesota. The Company viewed the transaction as the exchange of a business for a business based on the guidance in EITF 98-3 and EITF 01-2 because the Company transferred all of the fixed assets necessary to run the operations, including buildings, trucks, signs, etc. Additionally, all of the production capabilities and processes were also transferred including customer contracts, employees, accounting records, etc. In return, the Company received outdoor advertising signage in Minneapolis. The Company already had a presence in the Minneapolis market so the signage received enhanced its current product offerings. Therefore, the Company concluded the missing elements received in the exchange did not cause the operations not to be viewed as a business under the guidance in EITF 98-3. As the exchange is a business for a business, EITF 98-3 requires it to be accounted for at fair value under the guidance in SFAS 141. Consistent with that guidance, the fair value of the assets given up was used to value the transaction, thus a gain was recognized on the exchange. The fair value of the assets given up was determined based on a third party appraisal. The Company did not determine the transaction to be material and

Securities and Exchange Commission
May 15, 2007

therefore did not require the disclosures set forth in SFAS 141. However, because it was a non-cash transaction, the Company disclosed it in accordance with ¶32 of SFAS 95.

The Company did not consider the transaction material for disclosure under paragraphs 41-44 of SFAS 144. In assessing materiality, the Company considered the difference in revenue, operating income and earnings before tax of the business given up for the business received as a percent of total revenues. The following table details the increases or (decreases) of these line items as a result of this analysis:

	2006	2005	2004
Revenues	(0.2%)	(0.2%)	(0.2%)
Operating income	0.2%	0.2%	0.3%
Earnings before tax	0.3%	0.6%	1.0%
The gain of $13.2 million recorded from the exchange is 3.0% of the Company’s operating income and 8.6% of its income before cumulative effect of a change in accounting principle, respectively, for 2006.
In addition to the quantitative assessment above, the Company also considered the qualitative factors discussed in SAB Topic 1:M. As a result of this assessment, the Company determined that disclosing the amount of the gain in the notes to the financial statements provided adequate disclosure so as not to be misleading.
Income Taxes, page 36
2.	Please provide us with more details of the filing of an amended tax return and why your current tax benefits in 2006 were impacted by such filing. Revise your disclosures accordingly.

The Company filed an amended Federal tax return for the 2003 tax year in February 2006. The primary adjustment on the amended return related to a $32.8 million tax loss on the like kind exchange of certain outdoor assets. Once the company received all the necessary information from the new owner (which was delayed due to appraiser issues), it revised the allocation of fair value on the assets relinquished. For financial accounting purposes, the amended return filing resulted in a decrease of $12.9 million in current tax expense and a corresponding $12.9 million increase in deferred tax expense.

The Company will revise its disclosure in the 2007 Form 10-K to read “The amendment primarily related to a revised tax loss on the like kind exchange of certain outdoor assets.”
Item 8. Financial Statements and Supplementary Data
Note H — Commitments and Contingencies, page 68
3.	Please tell us your accounting policy for rentals that include renewal options, annual rental escalation clauses, minimum franchise payments, and maintenance related to displays.

The Company accounts for its rentals that include renewal options, annual rental escalation clauses, minimum franchise payments and maintenance related to displays under the guidance in EITF 01-8, SFAS 13, SFAS 29 and FTB 85-3.

Securities and Exchange Commission
May 15, 2007

The Company considers its non-cancelable contracts that enable it to display advertising on buses, taxis, trains, bus shelters, etc. to be leases in accordance with the guidance in EITF 01-8. These contracts may contain minimum annual franchise payments which generally escalate each year. The Company accounts for these minimum franchise payments on a straight-line basis in accordance with FTB 85-3. If the rental increases are not scheduled in the lease, for example an increase based on the CPI, those rents are considered contingent rentals and are recorded as expense when accruable. Other contracts may contain a variable rent component based on revenue. The Company accounts for these variable components as contingent rentals under SFAS 29, and records these payments as expense when accruable.

The Company accounts for annual rental escalation clauses included in the lease term on a straight-line basis under the guidance in FTB 85-3. The Company considers renewal periods in determining its lease terms if, at inception of the lease, there is reasonable assurance the lease will be renewed. Expenditures for maintenance are charged to operations as incurred, whereas expenditures for renewal and betterments are capitalized.

Most of the Company’s advertising structures are on leased land. In addition, the Company leases certain facilities and equipment. The Company accounts for these leases in accordance with the policies described above.

4.	Tell us the details of your commitments relating to required purchases of property, plant and equipment under certain street furniture contracts and your accounting for these commitments.

The Company has commitments relating to street furniture, billboard, transit and mall contracts with municipal bodies or private companies. Generally, these contracts require the Company to build bus stops, kiosks and other public amenities or advertising structures during the term of the contract. The Company owns these structures and is generally allowed to advertise on them for the remaining term of the contract. Once the Company has built the structure, the cost is capitalized and expensed over the shorter of the economic life of the asset or the remaining life of the contract.
Note M — Other Information, page 78
5.	Tell us why you consider the royalty fee paid to Clear Channel Communications as an other expense and not an operating expense.

The royalty fee paid to Clear Channel was an intercompany agreement which Clear Channel Communications did not intend to continue after the Company’s initial public offering (“IPO”) in December 2005. No royalty payment has been made after the IPO. The Company chose to present the royalty payment as a component of non operating income in the prior years (2005 and 2004) because the changes made in the relationship between Clear Channel Communications and its formerly 100% owned subsidiary had changed as a result of the IPO and the discontinuance of the agreement subsequent to the IPO.
* * * *

Securities and Exchange Commission
May 15, 2007

     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these responses, please contact Herb Hill at (210) 822-2828.

Very truly yours,
/s/ Herbert W. Hill
Herbert W. Hill, Jr.
Senior Vice President and Chief Accounting Officer

cc:	Randall T. Mays President and Chief Financial Officer